INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Appendix 4E

Preliminary Final Report

For the Financial Year Ended 31 December 2017

Appendix 4E
Preliminary Final Report

Name of entity

Integrated Media Technology Limited (the "Company")

ACN 132 653 948

Financial year ended 31 December 2017

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Group Year ended 31 December 2017	Year ended 31 December 2016	Movements	Movements
	$	$	$	%
Revenue from ordinary activities	5,762,711	13,929,670	(8,166,959)	(59)
Profit from ordinary activities after tax attributable to members	1,695,567	3,627,757	(1,932,190)	(53)
Total comprehensive income for the year attributable to members	1,033,582	3,302,453	(2,268,871)	(69)

Dividend	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	N/A	

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2017

	Notes	Group 2017 $	Group 2016 $
REVENUE			
Revenue from operating activities		5,762,711	13,929,670
Interest income		3,092	2,027
		5,765,803	13,931,697
Fair value change in contingent consideration liability		3,953,537	-
Other income		434,296	107,551
		10,153,636	14,039,248
EXPENSES			
Cost of sales		(2,548,064)	(2,027,743)
Employee benefit expenses		(1,887,692)	(1,715,687)
Depreciation and amortisation expenses		(2,021,131)	(2,147,231)
Loss on disposal of a subsidiary		-	(872)
Professional and consulting expenses		(301,732)	(300,576)
Travel and accommodation expenses		(333,503)	(431,282)
Other expenses		(1,448,960)	(1,728,184)
Finance costs		(107,101)	(73,666)
Total expenses		(8,648,183)	(8,425,241)
PROFIT BEFORE INCOME TAX	6	1,505,453	5,614,007
Income tax credit / (expense)		187,213	(2,018,939)
PROFIT FOR THE YEAR		1,692,666	3,595,068
OTHER COMPREHENSIVE LOSS			
Items that may be re-classified subsequently to profit or loss:			
Foreign currency translation		(657,314)	(326,098)
Other comprehensive loss for the year, net of tax		(657,314)	(326,098)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,035,352	3,268,970
Profit / (Loss) for the year attributable to:			
Owners of the Company		1,695,567	3,627,757
Non-controlling interests		(2,901)	(32,689)
		1,692,666	3,595,068
Total comprehensive income for the year attributable to:			
Owners of the Company		1,033,582	3,302,453
Non-controlling interests		1,770	(33,483)
		1,035,352	3,268,970
Earnings per share			
- Basic and Diluted		0.64	1.37

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2017

	Notes	Group 2017 $	Group 2016 $
ASSETS			
CURRENT ASSETS			
Cash and bank balances		2,860,014	1,820,994
Inventories		1,768,232	1,857,051
Trade and other receivables		3,379,829	8,800,741
Other assets		1,190,295	2,253,915
Total current assets		9,198,370	14,732,701
NON-CURRENT ASSETS			
Plant and equipment		581,317	1,065,635
Intangible assets and goodwill		22,052,310	24,803,096
Development projects		4,027,452	2,880,005
Total non-current assets		26,661,079	28,748,736
TOTAL ASSETS		35,859,449	43,481,437
LIABILITIES			
CURRENT LIABILITIES			
Trade and other liabilities		830,444	1,654,843
Trade deposits received		11,872	99,866
Amount due to ultimate holding company		157,492	2,382,707
Provisions		49,166	31,331
Income tax payable		1,046,219	1,069,364
Borrowings		1,609,392	1,231,279
Obligation under finance lease		15,653	-
Total current liabilities		3,720,238	6,469,390
NON-CURRENT LIABILITIES			
Obligation under finance lease		51,819	-
Deferred tax liabilities		1,586,309	1,909,030
Amount due to ultimate holding company		15,110,749	-
Contingent consideration liability	11	-	20,748,035
Total non-current liabilities		16,748,877	22,657,065
TOTAL LIABILITIES		20,469,115	29,126,455
NET CURRENT ASSETS		5,478,132	8,263,311
NET ASSETS		15,390,334	14,354,982
EQUITY			
Issued capital	7	10,410,279	10,410,279
Foreign currency translation reserve		(251,659)	410,326
Retained earnings	8	5,285,565	3,589,998
Equity attributable to owners of the Company		15,444,185	14,410,603
Non-controlling interest		(53,851)	(55,621)
TOTAL EQUITY		15,390,334	14,354,982

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2017

	Attributable to owners of the Company					
	Issued Capital $	Retained Earnings $	Foreign Currency Translation Reserve $	Total $	Non-controlling Interest $	Total Equity $
Balance at 1 January 2017	10,410,279	3,589,998	410,326	14,410,603	(55,621)	14,354,982
Profit / (Loss) for the year	-	1,695,567	-	1,695,567	(2,901)	1,692,666
Other comprehensive loss, net of tax	-	-	(661,985)	(661,985)	4,671	(657,314)
Total comprehensive income for the year	-	1,695,567	(661,985)	1,033,582	1,770	1,035,352
Balance at 31 December 2017	10,410,279	5,285,565	(251,659)	15,444,185	(53,851)	15,390,334

	Attributable to owners of the Company					
	Issued Capital $	(Accumulated Losses) / Retained Earnings $	Foreign Currency Translation Reserve $	Total $	Non-controlling Interest $	Total Equity $
Balance at 1 January 2016	10,410,279	(37,759)	735,630	11,108,150	(22,138)	11,086,012
Profit / (Loss) for the year	-	3,627,757	-	3,627,757	(32,689)	3,595,068
Other comprehensive loss, net of tax	-	-	(325,304)	(325,304)	(794)	(326,098)
Total comprehensive income for the year	-	3,627,757	(325,304)	3,302,453	(33,483)	3,268,970
Balance at 31 December 2016	10,410,279	3,589,998	410,326	14,410,603	(55,621)	14,354,982

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2017

	Note	Group 2017 $	2016 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before income tax		1,505,453	5,614,007
Adjustments to reconcile net profit to net cash generated from / (used in) operating activities:			
Depreciation and amortisation		2,021,131	2,147,231
Fair value change in contingent consideration liability		(3,953,537)	-
Net cash inflows / (outflows) from changes in working capital	9	5,291,261	(8,970,290)
NET CASH INFLOWS / (OUTFLOWS) FROM OPERATING ACTIVITIES		4,864,308	(1,209,052)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of plant and equipment		(47,513)	(427,596)
Payments for intangible assets		(181,287)	(1,089,357)
Development expenditure		(1,961,191)	(2,528,308)
NET CASH OUTFLOWS FROM INVESTING ACTIVITIES		(2,189,991)	(4,045,261)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of advances to related parties		(2,003,277)	(891,957)
Proceeds from bank borrowings		1,244,925	447,250
Repayment of bank borrowings		(821,200)	-
NET CASH OUTFLOWS FROM FINANCING ACTIVITIES		(1,579,552)	(444,707)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		1,094,765	(5,699,020)
Effect of exchange rate changes on cash and cash equivalents		(61,658)	(147,211)
Cash and cash equivalents at the beginning of financial year		1,036,965	6,883,196
CASH AND CASH EQUIVALENT AT THE END OF FINANCIAL YEAR		2,070,072	1,036,965

Analysis of cash and cash equivalents:

		2017 $	2016 $
Cash and bank balances		2,860,014	1,820,994
Bank overdraft		(789,942)	(784,029)
Cash and cash equivalents		2,070,072	1,036,965

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMEBR 2017

NOTE 1: Basis of Preparation

The financial report includes Integrated Media Technology Limited and its controlled entities as a consolidated entity ("Consolidated Group" or "Group"). Integrated Media Technology Limited ("Parent" or "Company") is a company limited by shares, incorporated and domiciled in Australia.

The Appendix 4E has been prepared in accordance with the ASX Listing Rules. Information included in the Appendix 4E has been extracted from the Group's full financial report, and is presented in Australian dollars.

A full description of the accounting policies adopted by the Group can be found in the Group's full financial report. These accounting policies have been consistently applied by each entity in the Group.

The full financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

NOTE 2: Compliance with AIFRS

International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("AIFRS"). The financial report of the consolidated entity has been prepared on the basis of AIFRS which also complies with IFRS and interpretations adopted by the International Accounting Standards Board.

NOTE 3: Details of Dividends or Distributions

No dividend was paid or proposed during the year.

NOTE 4: Details of Dividend/Distribution Reinvestment Plan

There was no dividend/distribution reinvestment plan in operation during the year.

NOTE 5: Ratios

Earnings per share

	2017 cent	2016 cent
Basic earnings per share (cents per share)	64	137

The original ordinary number of shares and weighted average number of shares on issue were 79,301,852 in 2016. The above number of shares and earnings per share in 2016 have been adjusted for the 30-for-1 reverse stock split effective on 8 May 2017.

NOTE 5: Ratios (Continued)

Net tangible asset backing

	2017 cent	2016 cent
Net tangible asset backing per ordinary security (cents per security)	(344)	353

The above amount in 2016 has been adjusted for the 30-for-1 reverse stock split effective on 8 May 2017.

NOTE 6: Profit from Ordinary Activities

	Group	
	Year ended 31 December 2017 $	Year ended 31 December 2016 $
Employee benefits expenses:		
- Wages and salaries	2,479,754	2,505,964
- Defined contribution superannuation plan expenses	106,414	86,515
- Less: Labour cost allocated to projects and development	(764,476)	(925,792)
- Non-executive directors' remuneration	66,000	49,000
Total employee benefit expenses	1,887,692	1,715,687
Depreciation and amortisation of non-current assets:		
- Office furniture and equipment	304,262	382,789
- Leasehold improvements	222,015	360,778
- Motor vehicle	11,087	-
- Intangible assets	1,483,767	1,403,664
Total depreciation and amortisation	2,021,131	2,147,231
Rental expense on operating lease	407,184	370,423
Auditor's remuneration for:		
- Audit and review of financial statements		
- statutory auditor of the Group in Australia	64,000	37,500
- auditors of the subsidiaries in Hong Kong and China	4,097	1,627
- auditor for other reporting purposes	123,638	7,105
Total auditors' remuneration	191,735	46,232

NOTE 7: Issued Capital

(a) Share Capital

Group and Company

	31 December 2017		31 December 2016	
	Number of shares	$	Number of shares	$
Ordinary Shares fully paid	2,643,611	10,410,279	79,301,852	10,410,279

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon winding up. The fully paid ordinary shares have no par value.

On 2 May 2017, the Company announced for the commencement of a 1-for-30 reverse split of the ordinary shares, which was approved at a special meeting of the shareholders on 2 March 2017. The purpose of the reverse stock split was to enable the Company to meet the Nasdaq's minimum share price requirement. The reverse stock split became effective on 8 May 2017 and every thirty shares of our issued and outstanding ordinary shares was automatically combined into one issued and outstanding ordinary share. This reduced the number of outstanding shares from 79,301,852 shares to 2,643,611 after adjusting for fractional shares.

(b) Options on issue

There were no share options issued and outstanding during and at the end of the financial year.

NOTE 8: Retained Earnings / (Accumulated Losses)

	Group	
	Year ended 31 December 2017 $	Year ended 31 December 2016 $
Balance at beginning of financial year	3,589,998	(37,759)
Net profit for the financial year	1,695,567	3,627,757
Balance at end of financial year	5,285,565	3,589,998

NOTE 9: Cash Flow Information

	Group	
	Year ended 31 December 2017 $	Year ended 31 December 2016 $
CASH FLOWS FROM CHANGES IN WORKING CAPITAL		
(Increase) / Decrease in assets:		
Trade and other receivables	5,132,064	(7,590,963)
Inventories	37,360	(1,209,655)
Other assets	885,469	(1,420,951)
Disposal of intangible assets	-	265,095
Development projects	68,360	-
Increase / (Decrease) in liabilities:		
Trade and other liabilities	(770,205)	1,205,218
Trade deposits received	(82,390)	(221,191)
Provisions	20,603	2,157
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	5,291,261	(8,970,290)

NOTE 10: Control Gained or Lost Over Entities During the Year

10.1 Name of entity (or group of entities) over which control was gained	None
10.2 Date control was gained	N/A
10.3 Consolidated loss from ordinary activities after tax of the controlled entity (or group of entities) for the current period from the date of gain of control	N/A
10.4 Name of entity (or group of entities) over which control was lost	N/A
10.5 Date control was lost	N/A
10.6 Consolidated loss from ordinary activities after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A

NOTE 11: Contingent consideration liability

(a) There are no material contingent liabilities or contingent assets of the Group at the end of the reporting period. The contingent consideration liability as at 31 December 2016 represented the contingent consideration payable for acquisition of Marvel Digital Limited ("MDL") as disclosed below:

In accordance with the terms of MDL acquisition, the Company agreed to pay Marvel Finance Limited ("MFL") a deferred performance fee calculated at five times of the average annualised consolidated profits of MDL for the two years' period from the completion date less the initial purchase consideration. The Group included approximately HK$115,980,000, equivalent to $20,748,035 as contingent consideration liability, as at 31 December 2016. There was no more contingent consideration as at 31 December 2017 as the Company recognised the actual deferred performance fee to be paid to MFL of $15,110,749.

Pursuant to the agreement, the Company agreed to pay this deferred performance fee by cashier order or banker draft within two weeks upon the Company and MFL agreeing on the audited profits no later than four months after the second anniversary of the date of acquisition, i.e. 31 January 2018. Subsequently in February 2018, MFL has agreed with the Company not to seek payment of the deferred performance fee until the earlier of the time the Company is in the position to repay the amount but no earlier than 31 January 2019. The amount due to MFL arising from this deferred performance fee was included in amount due to ultimate holding company in non-current liabilities at the reporting date. The unpaid amount of the deferred performance fee will carry interest at an interest rate of 2.5% per annum over one month Hong Kong Interbank Offer Rate starting from 1 February 2018. MFL also confirmed that the payment of the deferred performance fee can be in shares or cash or a combination of both, which will be decided and agreed upon further discussion with the Company.

(b) Reconciliation of contingent consideration liability

	Group	
	2017	2016
	$	$
Balance brought forward	20,748,035	20,836,176
Fair value change in contingent consideration liability	(3,953,537)	-
Exchange difference	(1,683,749)	(88,141)
Deferred performance fee reclassified to amount due to ultimate holding company	(15,110,749)	-
Total	-	20,748,035

COMMENTARY ON THE RESULTS FOR THE YEAR ENDED 31 DECEMBER 2017

General review

On 4 August 2017, the Group successfully completed dual-listing and commenced trading on the Nasdaq under the symbol "IMTE". Listing on the Nasdaq Capital Market is a tremendous achievement for the Group, our shareholders, partners and customers. Nasdaq being one of the most respected exchanges in the world can offer higher liquidity and visibility of the Company's shares on the international market, attracting more investors to consider holding IMT shares in their investment portfolio.

The Group's principal activities during the financial year were (i) research and development of ASD technology, (ii) the development, sale and distribution of 3D autostereoscopic display, 3D video wall, 3D conversion equipment and software, sale of 3D technology solutions, provision of 3D consultancy services and (iii) sale and distribution of audio products.

The Group's business declines as compared to the prior year due to the one-off sales of our software and technology solutions amounting to approximately $8,390,000 in 2016. We saw the steady demand of 3D ASD displays in 2017 and we believe that this trend will continue in the coming years.

The growth in the demand and applications for 3D autostereoscopic displays across multiple industries is the driver for the Group to continue to expand the ASD business and markets by strategically owning and controlling the core technologies for (i) ASD video encoding/decoding, (ii) FPGA (field programmable gate array) boards and ASIC chips to be deployed in all our 3D autostereoscopic displays and computer workstations, (iii) 2D to 3D and multiview conversion and 2K to 4K & 4K to 8K conversion software, (iv) content distribution/management system ("CMS"), and (v) manage the manufacturing of 3D autostereoscopic displays.

The Company's deployment of 3D advertising platform uses the core technologies acquired through the acquisition of Marvel Digital Limited ("MDL") in September 2015 to develop and customize products and solutions for our customers and their markets.

Our immediate goal is to be recognised as a leading company in providing a technology ecosystem in the ASD domain. The product solutions range from commercial platforms to ASD related terminals and workstations. Commercial platforms include cloud-based content management system and cloud-based 2D to 3D real time conversion. ASD terminals include digital signage and video wall. These products and solutions are mostly for the commercial market. Sales are channeled through a few distributors who handle business-to-business operations. This operation model may reduce the Company's operating costs in sales and marketing, but it will also be hard to control the steadiness of the revenue stream. In the longer term, the Company needs to expand its distribution channels and markets.

Starting from mid 2017, the Company has put more focus on the consumer market. We established a new sales and marketing business unit for handling the product development and sales & marketing operations of a complete ecosystem and a new business model for digital photo frames with ASD function. A cloud platform has also been built to support 2D photos upload through the Company's mobile app and instantly converts the 2D photos into 3D. Up to the date of this report, we have already signed distributers in Taiwan, Japan and Hong Kong. The Group will build distributions for the rest of the world, all under our brand name GOXD. This new business unit is under a new subsidiary of the Group, GOXD Technology Limited.

There were no significant changes to the Group's principal activities during the year.

Financial review

The Group's main revenue activity during the financial year was the sale and distribution of autostereoscopic 3D display, 3D video wall and sale of 3D technology solutions.

Our revenue from operating activities decreased by 59% from $13,929,670 in 2016 to $5,762,711 in 2017 was primarily from the decrease in sale of 3D technology solutions and software during the year ended 31 December 2017, which has dropped by approximately 87%.

During the year ended 31 December 2017, the Group has recorded profit for the year of $1,692,666 (2016: $3,595,068). The decrease was mainly due to the decrease in our revenue from operating activities and increase in corporate expenses for setting up a new business stream. Included in the profit for the year ended 31 December 2017 was an amount of $3,953,537 being the fair value decrease in contingent consideration liability in relation to the acquisition of MDL.

Compliance Statement

This report is based on accounts which are in the process of being audited. The audit report will be available with the Company's Annual Report at end of March 2018.

Sign here: *|S| Herbert Ying Chiu Lee*

Chairman & CEO

Name: Herbert Ying Chiu Lee

Date: 28 February 2018